U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                   SEC File No.: 000-27337

                         Form 12b-25
                 Notification of Late Filing
                        (Check One):

     [  ] Form 10-KSB   [  ] Form 11-K   [  ] Form 20-F

             [ X ] Form 10-QSB   [  ] Form N-SAR

              For Period Ended:  March 31, 2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I-Registration Information
Full Name of Registrant: Hydro Environmental Resources, Inc.
Former Name if Applicable: N/A

2006 Oak Creek Place
Address of Principal Executive Office (Street and Number)

Hayward, CA 94541
City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)
If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

 [X]   (a)  The  reasons described in reasonable  detail  in
 Part III of this form could not be
          eliminated without unreasonable effort or expense; [X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date and;
 [X] ( c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.


Part III - Narrative
State below in reasonable detail the reasons why the form 10-
KSB, 11-K, 20-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The accountants have only recently completed the accruals and adjustments necessary for the financial statements. Because of the delay in completing these adjustments, the Registrant does not have sufficient time to meet filing requirements for Form 10-QSB and to complete the financial/accounting requirements by the due date.

Part IV-Other Information
(1) Name and telephone number of person to contact in regard to this notification.

  Sam Cordovano        (303)      329-0220
     (Name)         (Area Code)  Telephone Number

(2) Have all other periodic reports required under section 30 of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
  is no, identify report(s).    [ X ] Yes    [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
  thereof?   [  ]Yes  [X ] No
  If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HYDRO   ENVIRONMENTAL  RESOURCES,  INC.,  has  caused   this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 14, 2001                  By:   /s/ Jack Wynn
                                        Jack Wynn
                                        President